SYNEX INTERNATIONAL INC
1444 Alberni Street, 4th Floor
Vancouver, B.C. Canada V6G 2Z4
Tel (604) 688-8271 Fax (604) 688-1286
E-mail sxi@synex.com

02060321

November 5, 2002

L1004-14/4

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington, DC 20549

82-8362

SUPPL

REFERENCE: ~~82-8362~~
FILING OF INFORMATION MAILED TO SHAREHOLDERS

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934 we enclose the following document(s) which has (have) either been mailed to our shareholders or disseminated as a News Release:

1. News Release dated November 5, 2002 and entitled "Synex International Announces Agreement to Purchase Wolverine Power Corporation "(one copy).

As you require, each copy of the above document(s) is referenced on the top right hand corner: **Reference 82-8362.**

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Yours truly
SYNEX INTERNATIONAL INC.

Alan W Stephens
Corporate Secretary

Enclosure(s)

L1004.14.SECfiling

82-8362

SYNEX INTERNATIONAL INC.

NEWS RELEASE

TSE : SXI November 5, 2002

SYNEX INTERNATIONAL ANNOUNCES
AGREEMENT TO PURCHASE WOLVERINE POWER CORPORATION

Synex International Inc. announces that its wholly owned subsidiary, Synex Energy Resources Ltd., has executed a Stock Purchase Agreement with The New World Power Corporation under which Synex Energy will purchase all of the shares of Wolverine Power Corporation, a wholly owned subsidiary of New World.

The Stock Purchase Agreement is scheduled to close on or before December 31, 2002 and is subject to the approval of the shareholders of New World as well as the provision of additional disclosure of information regarding Wolverine.

Wolverine owns and operates four hydroelectric facilities along the Tittabawassee River near Midland, Michigan, totaling 11 MW. Synex Energy has a US$1 million Convertible Loan plus unpaid interest and related charges in the amount of about US$250,000 with New World and Wolverine, which was due on June 30, 2001 and is secured by a first mortgage on the assets of Wolverine.

Under the terms of the Agreement, Synex Energy will release New World from its obligations in respect of the Convertible Loan and will make a cash payment for purchase of the stock and payment of certain Wolverine liabilities. In addition, Synex Energy has agreed to fund about US$350,000 of construction work required by the Federal Energy Regulatory Commission to be completed by December 31, 2002. In the event that the transaction does not close, the funds advanced by Synex Energy for the construction work would rank equally with the first mortgage.

New World is a public company listed on the NASDAQ OTC and is involved with businesses associated with independent power production.

Synex International Inc. is a public company listed on the Toronto Stock Exchange and is in businesses covering the development and operation of electrical power facilities and the provision of consulting engineering services in water resources, particularly hydroelectric facilities.

Greg Sunell, President

400 – 1444 Alberni Street
Vancouver B C V6G 2Z4
Phone (604) 688 8271 Fax (604) 688 1286
E-mail: gsunell@synex.com
Web Site: www.synex.com/